SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PLX Technology, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value per share
(Title of Class of Securities)

693417107
(CUSIP Number of Class of Securities Underlying Common Stock)

Arthur O. Whipple, Chief Financial Officer
PLX Technology, Inc.
870 W. Maude Avenue, Sunnyvale, California 94085
(408) 774-9060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
Copies to:
Stephen J. Schrader
Baker & McKenzie LLP
2 Embarcadero Center, Eleventh Floor
San Francisco, California  94111
(415) 576-3028

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:         Not applicable.
Form or Registration No.:        Not applicable.
Filing party:                               Not applicable.
Date filed:                                  Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third party tender offer subject to Rule 14d-1.
☑      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This filing contains only preliminary communications made before the commencement of an anticipated tender offer by PLX Technology, Inc. (the “Company”) to purchase from its employees certain outstanding stock options for a cash payment (the “Offer to Purchase”).

          Attached are (i) PowerPoint slides made available to the Company’s employees beginning on March 20, 2009, describing the Company’s proposal to implement the Offer to Purchase; and (ii) frequently asked questions regarding the proposed Offer to Purchase, which is being sent or made available to the Company’s employees beginning on March 20, 2009.

     The Company has not initiated the Offer to Purchase. The Company may still decide to not implement the Offer to Purchase or to delay its implementation. If the Offer to Purchase is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be eligible to participate in the Offer to Purchase should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Offer to Purchase. The Company’s option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, the Company’s option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to:  PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, California 94085, Attention: Arthur Whipple.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION
99.1	PowerPoint slides made available to PLX Technology, Inc. employees beginning on March 20, 2009

99.2	Questions and Answers relating to the Offer to Purchase sent or made available to employees of the Company beginning on March 20, 2009